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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*




                            Preferred Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    73990510
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                 April 20, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


                  [ ]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)



---------------------------------

         *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP NO. 73990510                                         PAGE  2  OF  6  PAGES
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CUSIP NO. 73990510                     13G                 PAGE  2  OF  6  PAGES
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1.       NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         Richard H. Stewart
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                        (B) [X]

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3.       SEC USE ONLY



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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------
      NUMBER OF            5.       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   1,111,408 (1)
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH              -----------------------------------------------------
                           6.       SHARED VOTING POWER

                                    -0-
                           -----------------------------------------------------
                           7.       SOLE DISPOSITIVE POWER

                                    1,111,408 (1)
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                    -0-

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,111,408 (1)

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.79%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) Includes 1,024,681 shares of Common Stock owned directly by Mr. Stewart and 19,227 shares of Common Stock held by Transit Communications Services, LP, of which Mr. Stewart is the President of the managing general partner.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 73990510                                         PAGE  3  OF  6  PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

ITEM 1(A).        NAME OF THE ISSUER:

                  Preferred Networks, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  850 Center Way, Norcross, Georgia  30071

ITEM 2(A).        NAME OF PERSON FILING:

                  Richard H. Stewart

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                  916 Bay Street, 3rd Floor, Beaufort, South Carolina  29902

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value per share (the "Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                  73990510

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act,

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act,

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act,

         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act,

         (e)      [ ]      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940,

         (f)      [ ]      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see
                           13d-1(b)(1)(ii)(F),

         (g)      [ ]      Parent Holding Company, in accordance with Rule
                           13d-1(b)(ii)(G); see Item 7,

         (h)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


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CUSIP NO. 73990510                                         PAGE  4  OF  6  PAGES
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
         If this statement is filed pursuant to Rule 13d-1(c), check this box.         [X]


ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned:                                   1,111,408

                  (b)      Percent of class:                                                 6.79%*

                  (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote                     1,111,408

                  (ii)     Shared power to vote or to direct the vote                         -0-

                  (iii)    Sole power to dispose or to direct the disposition of        1,111,408

                  (iv)     Shared power to dispose or direct the disposition of               -0-


                  Richard H. Stewart owns directly 1,024,681 shares of the issued and outstanding Common Stock. In addition, by virtue of Mr. Stewart's position as the President of the managing general partner of Transit Communications Services, LP, which owns directly 19,227 shares of Common Stock, Mr. Stewart may be deemed to share investment and voting power with respect to such Common Stock held by Transit Communications Services, LP.

                  Richard H. Stewart declares that the filing of this statement on Schedule 13G shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the Common Stock owned by Transit Communications Services, LP.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Richard H. Stewart.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

-----------------------------
* - Based on the total number of shares of Common Stock outstanding on May 14, 1999.

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CUSIP NO. 73990510                                         PAGE  5  OF  6  PAGES
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ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 73990510                                         PAGE  6  OF  6  PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      May 28, 1999
                                         ---------------------------------------
                                                        (Date)

                                                 /s/ RICHARD H. STEWART
                                         ---------------------------------------
                                         RICHARD H. STEWART